This filing is made pursuant to Rule 424(b)(3) under

the Securities Act of 1933 in connection with

Registration No. 333-132201

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
Debt Securities	(1)	(1)

(1)   $10,000,000 aggregate principal amount of Debt Securities are being offered pursuant to this Pricing Supplement. An aggregate registration fee of $465,778 was pre-paid or carried forward from a prior registration statement with respect to $4,064,937,000 principal amount of an unspecified aggregate number of Debt Securities registered pursuant to Registration Statement No. 333-132201, an additional registration fee of $107,000 was pre-paid on May 15, 2006 (pursuant to a Prospectus Supplement dated May 11, 2006, filed on May 15, 2006 under Rule 424(b)(2) under the Securities Act of 1933) in connection with an additional $1,000,000,000 principal amount of Debt Securities, an additional registration fee of $107,000 was pre-paid on September 1, 2006 (pursuant to a Pricing Supplement dated August 28, 2006, filed on September 1, 2006 under Rule 424(b)(3) under the Securities Act of 1933) in connection with an additional $1,000,000,000 principal amount of Debt Securities, an additional registration fee of $107,000 was pre-paid on October 17, 2006 (pursuant to a Pricing Supplement dated October 4, 2006, filed on October 17, 2006 under Rule 424(b)(3) under the Securities Act of 1933) in connection with an additional $1,000,000,000 principal amount of Debt Securities, and an additional registration fee of $107,000 was pre-paid on December 19, 2006 (pursuant to a Pricing Supplement dated December 8, 2006, filed on December 19, 2006 under Rule 424(b)(3) under the Securities Act of 1933) in connection with an additional $1,000,000,000 principal amount of Debt Securities. An additional registration fee of $107,000 was pre-paid on January 12, 2007 (pursuant to a Pricing Supplement dated January 10, 2007, filed on January 12, 2007 under Rule 424(b)(3) under the Securities Act of 1933) in connection with an additional $1,000,000,000 principal amount of Debt Securities.  $1,070 of such registration fee is offset against the fee due for this offering and, as of February 23, 2007, $26,558 remains available for future fees with respect to $248,205,000 principal amount of unsold Debt Securities. An additional registration fee of $153,500, calculated in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, is being pre-paid pursuant to this Pricing Supplement in connection with an additional $5,000,000,000 principal amount of Debt Securities.

Rule 424(b)(3)

Registration No. 333-132201

Pricing Supplement dated February 22, 2007

(To Prospectus dated March 7, 2006

and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION

Medium-Term Notes, Series B - Range Accrual Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PC87
Principal Amount (in Specified Currency): $10,000,000
Issue Price: 100%
Trade Date: February 22, 2007
Original Issue Date: February 27, 2007
Stated Maturity Date: February 27, 2022

Initial Interest Rate: 7.0%
Interest Rate: See “Additional Terms of the Notes”
Interest Payment Dates: Each February 27 and August 27, commencing August 27, 2007

Net Proceeds to Issuer: 98.0%
Agent’s Discount or Commission: 2.0%
Agent: Wachovia Capital Markets, LLC
Agent’s Capacity: Principal

Calculation Agent: Deutsche Bank Trust Company Americas

Day Count Convention: 30/360
Business Day Convention: Following

Redemption: The Notes are subject to redemption by TMCC, in whole, at par on the Redemption Dates and subject to the Notice of Redemption stated below.
Redemption Dates: Each February 27 and August 27, commencing February 27, 2008
Notice of Redemption: The redemption of the Notes is subject to not less than 10 nor more than 60 days’ prior notice
Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: No

Total Amount of OID: None
Yield to Maturity:
Initial Accrual Period:

Specified Currency: U.S. dollars
Minimum Denominations: $10,000 and $1,000 increments thereafter
Form of Note: Book-entry only

ADDITIONAL TERMS OF THE NOTES

Interest

The Notes will bear interest from and including the Original Issue Date to but excluding the Interest Payment Date on February 27, 2008 at the Initial Interest Rate. The Notes will bear interest from and including the Interest Payment Date on February 27, 2008 and each Interest Payment Date thereafter to but excluding the following Interest Payment Date (or Maturity, as applicable) (each, an “Interest Calculation Period” and collectively the “Floating Interest Rate Period”) calculated in accordance with the following formula:

(7.0%) x (N / D)

Where:

“N” means the total number of London Banking Days (as defined in the Prospectus Supplement) in the applicable Interest Calculation Period on which the U.S. dollar LIBOR rate with an index maturity of 6 months (“6-month LIBOR”) is determined to be greater than 0.0% and less than or equal to 7.0%; provided however, that the determination of 6-month LIBOR made with respect to the fifth calendar day preceding each Interest Payment Date (or Maturity, as applicable) shall apply to each of the remaining London Banking Days in the related Interest Calculation Period; and

“D” means the total number of London Banking Days in the applicable Interest Calculation Period.

Nothing will be added to “N” with respect to any London Banking Day on which 6-month LIBOR is determined or deemed to be 0.0% or greater than 7.0%.

6-month LIBOR will be determined with reference to Reuters Page LIBOR01 as of 11:00 A.M. London time on the applicable London Banking Day; provided, however, that the determination of 6-month LIBOR with respect to the fifth calendar day preceding each Interest Payment Date (or Maturity, as applicable), in the case where that calendar day is not a London Banking Day, will be determined with reference to Reuters Page LIBOR01 as of 11:00 A.M. London time on the London Banking Day immediately preceding that calendar day. If 6-month LIBOR cannot be determined as described in the prior sentence, 6-month LIBOR will be calculated by the Calculation Agent as the arithmetic mean of at least two quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market, which may include the Calculation Agent and its affiliates, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for 6 months to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such London Banking Day and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time.  If at least two such quotations are provided, 6-month LIBOR determined on the applicable London Banking Day will be the arithmetic mean of the quotations.  If fewer than two quotations are provided, 6-month LIBOR determined on the applicable London Banking Day will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 A.M. in London on such London Banking Day by three major banks, which may include the Calculation Agent and its affiliates, in London selected by the Calculation Agent for loans in U.S. dollars to leading European banks, having an index maturity of 6 months and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time.  If the banks so selected by the Calculation Agent are not quoting as described in the prior sentence, 6-month LIBOR for the applicable London Banking Day will be 6-month LIBOR in effect on such London Banking Day.

                Notwithstanding anything to the contrary in the Prospectus Supplement, “Business Day” with respect to the Notes means a day that is both (i) a London Banking Day, and (ii) a New York Business Day (as defined in the Prospectus Supplement).

All percentages resulting from any calculation of the interest rate will be rounded to the nearest fifth decimal place (one hundred-thousandth of a percentage point), with five one millionths of a percentage point rounded upwards. For example, 9.876545% (or ..09876545) would be rounded to 9.87655% (or .0987655), and all dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent with one-half cent being rounded upward.

Interest Accrual During Floating Interest Rate Period — Hypothetical Examples

The table below presents examples of hypothetical semi-annual interest that would accrue on the Notes during the Floating Interest Rate Period based on the total number of London

Banking Days in an Interest Calculation Period beginning on February 27, 2008 and ending on August 27, 2008 on which 6-month LIBOR is determined or deemed to be greater than 0.0% and less than or equal to 7.0%. The table assumes that the Interest Calculation Period contains 125 London Banking Days and that the Notes bear an interest rate of 7.0% per annum.

The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual semi-annual interest payment during the Floating Interest Rate Period will depend on the actual number of London Banking Days in each Interest Calculation Period and the actual interest rate.

N	Hypothetical Semi-Annual Interest Rate Accrued Per Annum
0	0.00000%
25	1.40000%
50	2.80000%
75	4.20000%
100	5.60000%
125	7.00000%

Historical Data on 6-Month LIBOR

6-month LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The following table sets forth, for each of the reference periods indicated, the high and low level of 6-month LIBOR. The historical performance of 6-month LIBOR should not be taken as an indication of the future performance of 6-month LIBOR during the term of the Notes.

Year	Quarter		Maximum	Minimum
2000	1		6.53%	6.13%
	2		7.11	6.50
	3		7.00	6.74
	4		6.76	6.20
2001	1		6.20	4.64
	2		4.74	3.68
	3		3.91	2.52
	4		2.54	1.91
2002	1		2.38	1.79
	2		2.36	1.91
	3		1.96	1.69
	4		1.84	1.38
2003	1		1.41	1.17
	2		1.33	0.98
	3		1.21	1.11
	4		1.28	1.16
2004	1		1.23	1.15
	2		1.94	1.16
	3		2.20	1.83
	4		2.79	2.20
2005	1		3.40	2.78
	2		3.71	3.33
	3		4.23	3.73
	4		4.71	4.23
2006	1		5.14	4.68
	2		5.64	5.14
	3		5.63	5.36
	4		5.43	5.29
2007	1	*	5.40	5.35

*through 2/22/07

6-month LIBOR at 11:00 A.M. London time on February 22, 2007, was 5.39%.

Plan of Distribution

Under the terms of and subject to the conditions of an Appointment Agreement dated May 2, 2006 and an Appointment Agreement Confirmation dated February 22, 2007 (collectively, the “Appointment Agreement”) between TMCC and Wachovia Capital Markets, LLC (“Wachovia”), Wachovia, acting as principal, has agreed to purchase and TMCC has agreed to sell $10,000,000 in principal amount of Notes.

RISK FACTORS

Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. In addition to the risks described in “Risk Factors” on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in range accrual notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 6-month LIBOR, and other events that are difficult to predict and beyond TMCC’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in redeemable range-accrual notes and the suitability of the Notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes During the Floating Interest Rate Period Is Uncertain And Could Be 0.0%.

6-month LIBOR is a floating rate. During the Floating Interest Rate Period, no interest will accrue on the Notes with respect to any London Banking Day on which 6-month LIBOR is 0.0% or greater than 7.0%. For every London Banking Day on which 6-month LIBOR is 0.0% or greater than 7.0%, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if 6-month LIBOR remains at 0.0% or greater than 7.0% with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.0%.

During the Floating Interest Rate Period, the Yield On The Notes May Be Lower Than The Yield On A Standard Debt Security Of Comparable Maturity.

During the Floating Interest Rate Period, the Notes bear interest at a rate of 0.0% per annum with respect to any London Banking Day on which 6-month LIBOR is 0.0% or greater than 7.0%. As a result, if 6-month LIBOR remains at 0.0% or greater than 7.0% for a substantial number of London Banking Days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period will be less than what would be payable on conventional, fixed-rate redeemable notes of TMCC of comparable maturity.

The Applicable 6-Month LIBOR Rate With Respect To The Fifth Calendar Day Preceding The End Of An Interest Calculation Period Will Be The Rate For The Remainder Of That Interest Calculation Period.

Because during the Floating Interest Rate Period 6-month LIBOR determined with respect to the fifth calendar day preceding the end of an Interest Calculation Period will be 6-month LIBOR for the remainder of the Interest Calculation Period, if 6-month LIBOR with respect to that calendar day is not greater than 0.0% or less than or equal to 7.0%, no interest will be paid on the Notes with respect to the remaining London Banking Days in that Interest Calculation Period, even if 6-month LIBOR on any of the subsequent remaining London Banking Days were actually greater than 0.0% or less than or equal to 7.0%.

The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.

TMCC believes that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, the level of 6-month LIBOR and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

•                  The market value of the Notes at any time might be affected by changes in the level of 6-month LIBOR. For example, an increase in the level of 6-month LIBOR could cause a decrease in the market value of the Notes because no interest will be payable on the Notes if 6-month LIBOR is greater than 7.0%. Conversely, a decrease in the level of 6-month LIBOR could cause an increase in the market value of the Notes because interest will be payable. However, if the level of 6-month LIBOR decreases and remains low, the likelihood of the Notes being redeemed would increase. The level of 6-month LIBOR itself will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

•                  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 6-month LIBOR increases, the market value of the Notes may decrease.

•                  The market value of the Notes will likely be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

The impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor,

such as a decrease in the level of 6-month LIBOR.

In general, assuming all relevant factors are held constant, TMCC expects that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

The Historical Performance Of 6-Month LIBOR Is Not An Indication Of The Future Performance Of 6-Month LIBOR.

The historical performance of 6-month LIBOR, which is included in this pricing supplement, should not be taken as an indication of the future performance of 6-month LIBOR during the term of the Notes. Changes in the level of 6-month LIBOR will affect the trading price of the Notes, but it is impossible to predict whether the level of 6-month LIBOR will rise or fall.